UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 3, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“FIBRIA” or “Company”) (B3: FIBR3 | NYSE: FBR), in reference to the Material Fact released on July 26, 2018 and the Notice to the Market released on August 23, 2018, by which the Company informed that was adopting the measures to obtain the previous consents established in the financial instruments and the debts issuances executed by Fibria, under the corporate reorganization involving Fibria and Suzano Papel e Celulose SA (“Suzano”), object of the Material Fact released on March 16, 2018 (“Corporate Reorganization”), hereby informs its shareholders and the market in general that has obtained the approval, on the respective General Meetings of CRAs holders (“AGCs”) of the waiver to the rights to declare the early maturity of the Agribusiness Receivables Certificates (“CRAs”) resulting from the Corporate Reorganization for six of nine current series, upon the payment of a premium, on the date of the eventual consummation of the Corporate Reorganization, of forty hundredths percent (0.40%) of the updated nominal value of the respective series on the dates of the AGCs, to all holders of CRAs of the approved series. The principal amount of these six series which waivers were approved sum a total of R$3.3 billion and the premium payment will be in an estimated total amount of R$14 million.

The Company informs that it continues to take the necessary measures to approve the waiver to the rights to declare the early maturity of the CRAs of the other series.

Fibria underlines, accordingly, by means of the release of the information in this Notice to the Market, its commitment to transparency with its shareholders and investors.

São Paulo, October 3, 2018

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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